Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Zynex Inc. (“Zynex” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DESCRIPTION OF COMMON STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of common stock at a par value of $0.001 per share and 10,000,000 shares of preferred stock at par value of $0.001 per share.

Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive dividends ratably, when, as and if declared by the board of directors, out of funds legally available. In the event of liquidation, dissolution or winding-up the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock.

Dividends

Our Board of Directors declared a one-time special cash dividend of $0.07 per share during the fourth quarter of 2018, which was paid in January 2019 and a one-time cash dividend of $0.10 per share and a 10% stock dividend during the fourth quarter of 2021, which was paid out and issued in January 2022. There can be no guarantee that we will continue to pay dividends. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board deems relevant.